UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION PURSUANT TO SECTION 8(F)

OF THE INVESTMENT COMPANY OF 1940 (“ACT”)

AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT

COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.             General Identifying Information

1.                                      Reason fund is applying to deregister:

☒                                  Merger

☐                                    Liquidation

☐                                    Abandonment of Registration

☐                                    Election of status as a Business Development Company

2.                                      Name of fund:  Munder Series Trust

3.                                      Securities and Exchange Commission File No.: 811-21294

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒                                  Initial Application               ☐            Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Victory Capital Management Inc., 4900 Tiedeman Road, 4th Floor, Brooklyn, Ohio 44144

6.                                      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Karen Jacoppo-Wood	Erin G. Wagner
State Street Bank and Trust Company	Victory Capital Management Inc.
100 Huntington Avenue	4900 Tiedeman Road, 4th Floor
Mail Stop CPH0326	Brooklyn, Ohio 44144
Boston, Massachusetts 02116	(216) 898-2526
(617) 662-7193

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Victory Capital Management Inc., 4900 Tiedeman Road, 4th Floor, Brooklyn, OH 44144 (records relating to its functions as investment advisor and administrator)

Contact:  Erin G. Wagner, (216) 898-2526

Funds Distributor, LLC, 690 Taylor Road, Gahanna, OH 43230 or Three Canal Plaza, Suite 100, Portland, ME  04101 (records relating to its functions as distributor)

Contact:  Samantha Swift, (207) 553-7114

BNY Mellon Investment Servicing (US) Inc., 101 Federal Street, Boston, MA 02110 or 4400 Computer Drive, Westborough, MA 01581 (records relating to its functions as transfer agent)

Contact:  Richard McLaughlin, (508) 871-4300

State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111 (records relating to its functions as custodian and sub-administrator)

Contact:  Karen Jacoppo-Wood, (617) 662-7193

8.                                      Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☒                                  Open-end              ☐            Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

State of Delaware

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Munder Capital Management

480 Pierce Street

Birmingham, MI 48009

World Asset Management, Inc.

255 East Brown Street

Birmingham, MI 48009

(investment subadviser to the Index 500 Fund)

Integrity Asset Management, LLC

18500 Lake Road, Suite 300

Rocky River, OH 44116

(investment subadviser to the Integrity Mid-Cap Value Fund, Integrity Small/Mid Cap Value Fund, Large-Cap Value Fund, Micro-Cap Equity Fund and Veracity Small-Cap Value Fund)

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Funds Distributor, LLC,

690 Taylor Road, Gahanna, OH 43230 or

Three Canal Plaza, Suite 100, Portland, ME  04101

13.                               If the fund is a unit investment (“UIT”) provide:  Not applicable.

(a)                                 Depositor’s name(s) and address(es):

(b)                                 Trustee’s name(s) and address(es):

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                                                             ☒ No

If Yes, for each UIT state:

15.                               (a)           Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                                           ☐ No

If Yes, state the date on which the board vote took place:  May 12-13, 2014

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                                           ☐ No

If Yes, state the date on which the shareholder vote took place:

The reorganization of the Munder Series Trust was approved by the shareholders of each series of Munder Series Trust at a special shareholder meeting held on the date specified below:

Fund	Shareholder Approval Date
Munder Bond Fund	Sept. 9, 2014
Munder Emerging Markets Small-Cap Fund	Sept. 9, 2014
Munder Integrity Mid-Cap Value Fund	Sept. 9, 2014
Munder Integrity Small/Mid-Cap Value Fund	Sept. 9, 2014
Munder International Fund-Core Equity	Sept. 9, 2014
Munder International Small-Cap Fund	Sept. 9, 2014
Munder Index 500 Fund	Sept. 30, 2014
Munder Micro-Cap Equity Fund	Sept. 30, 2014
Munder Mid-Cap Core Growth Fund	Sept. 30, 2014
Munder Veracity Small-Cap Value Fund	Sept. 30, 2014
Munder Growth Opportunities Fund	Oct. 15, 2014

If No, explain:

II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                                                                                                           ☐ No

(a)                                 If Yes, list the date(s) on which the fund made those distributions:

These are tax free reorganizations of the eleven series of Munder Series Trust (the “Funds”), a Delaware statutory trust, into corresponding “shell” series of The Victory Portfolios (the “Successor Funds”). On October 31, 2014, Munder Series Trust transferred each Fund’s assets and liabilities to the corresponding Successor Funds in exchange for shares of the Successor Funds. On that same date, each Fund distributed shares of the Successor Fund pro rata to its shareholders in liquidation of the Fund.

(b)                                 Were the distributions made on the basis of net assets?

☒ Yes                                                           ☐ No

(c)                                  Were the distributions made pro rata based on share ownership?

☒ Yes                                                           ☐ No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:

Not applicable

Were any distributions to shareholders made in kind?

☐ Yes                                                             ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:

Not applicable.

Has the fund issued senior securities?

☐ Yes                                                             ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.          Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                                                           ☐ No

If No,

(a)                                 How many shareholders does the fund have as of the date this form is filed?

(b)                                 Describe the relationship of each remaining shareholder to the fund:

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                                                             ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                                                             ☒ No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                                 Why has the fund retained the remaining assets?

(c)                                  Will the remaining assets be invested in securities?

☐ Yes                                                             ☐ No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                                                             ☒ No

If Yes,

(a)                                 Describe the type and amount of each debt or other liability:

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

IV.          Information About Event(s) Leading to Request For Deregistration

22.                               (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$659,359
(ii)	Accounting expenses:	$15,000
(iii)	Other expenses (list and identify separately):
	Run-Off D&O Insurance	$404,000
	Other- Solicitation Services	$2,681,040
	Other- Printing & Mailing	$27,038
	Other- Vendor Conversion	$110,000
(iv)	Total expenses (sum of lines (i)-(iii) above):	$3,896,437

(b)                                 How were those expenses allocated?

All of the expenses related to the reorganization were borne by Munder Capital Management (“MCM”) and Victory Capital Management Inc. (“VCM”).

(c)                                  Who paid those expenses?

As noted in subsection (b) above, all of the expenses related to the reorganization were borne by MCM and VCM.

(d)                                 How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                                                             ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                               Is the fund a party to any litigation or administrative proceeding?

☒ Yes                                                                                                           ☐ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

The Munder Index 500 Fund, a series of Munder Series Trust, is a named defendant in the multi-district class action lawsuit, In re Tribune Co. Fraudulent Conveyance Litig., No. 11-md-2296 (S.D.N.Y.).  Any potential liability for this action was assumed by the successor to the Fund, the Victory Munder Index 500 Fund, a series of The Victory Portfolios, pursuant to an Agreement and Plan of Reorganization dated May 22, 2014 between Munder Series Trust and The Victory Portfolios.

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                                                             ☒ No

If Yes, describe the nature and extent of those activities:

VI.                               Mergers Only

26.                               (a)           State the name of the fund surviving the Merger:  The Victory Portfolios

(b)                                 State the Investment Company Act file number of the fund surviving the Merger:

811-04852

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

SEC File Number:               333-196661

Accession Number:             0001104659-14-053195 (33 Act)

Conformed Submission Type:              N-14/A

Filed:                                      July 24, 2014

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Munder Series Trust, (ii) he is the Principal Executive Officer and President of Munder Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/James V. Fitzgerald
James V. Fitzgerald
Principal Executive Officer and President